Exhibit 4.2

CALIFORNIA MICRO DEVICES CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (the “Agreement”) is effective as of April 13, 2006, by and between CALIFORNIA MICRO DEVICES CORPORATION, a California corporation (the “Corporation”), and            (“Optionee”), on the terms and conditions set forth below to which Optionee accepts and agrees:

1. The Corporation hereby grants to Optionee the “Stock Option” described below:

Number of Shares Subject to Stock Option:

Date of Grant:	April 13, 2006

Exercise Price:	$7.81 per share

The Stock Option is not granted under the Corporation’s 2004 Omnibus Incentive Compensation Plan, as amended (the “Plan”); however, unless otherwise defined in this Agreement, the definitions contained in Section 2 of the Plan are hereby incorporated by reference. Since the Stock Option is not covered by the S-8 Registration Statement governing the Plan, the Corporation agrees to prepare and file with the Securities and Exchange Commission at its expense an S-8 Registration Statement covering the Stock Option and the shares of Common Stock (as defined in the Plan) issuable upon its exercise.

2. The Stock Option is granted to purchase the number of shares of authorized but unissued no par value Common Stock of the Corporation specified in Section 1 hereof (the “Shares”). The Stock Option shall expire, and all rights to exercise it shall terminate on the tenth anniversary of the Date of Grant, unless sooner terminated under the terms of this Agreement. This Stock Option is intended by the Corporation and Optionee to be a non-qualified stock option for income tax purposes.

3. Optionee shall have the right to exercise the Stock Option in accordance with the following schedule:

(a) The Stock Option may not be exercised in whole or in part at any time prior to the one-year anniversary of the Date of Grant.

(b) Optionee may exercise the Stock Option as to one-fourth of the shares on or after the one-year anniversary of the Date of Grant.

(c) Optionee may exercise the Stock Option as to an additional 1/16th of the Shares on or after the end of each complete three (3)-month period following the one-year anniversary of the Date of Grant, meaning that Optionee may exercise the Stock Option in full on or after the four-year anniversary of the Date of Grant.

(d) The right to exercise the Stock Option shall be cumulative. Optionee may buy all, or from time to time any part, of the maximum number of shares which are exercisable under the Stock Option, but in no case may Optionee exercise the Stock Option with regard to a fraction of a share, or for any share for which the Stock Option is not exercisable.

4. Optionee agrees to comply with all laws, rules, and regulations applicable to the grant and exercise of the Stock Option and the sale or other disposition of the Common Stock of the Corporation received pursuant to the exercise of such Stock Option, including compliance with the Corporation’s insider trading policies.

5. The Stock Option shall not become exercisable unless and until the Corporation has determined that: (a) it and Optionee have taken all actions required to register such shares under the Securities Act of 1933, as amended, or to perfect an exemption from the registration requirements thereof; (b) any applicable listing requirement of any stock exchange or securities market on which such shares are listed has been satisfied; and (c) all other applicable provisions of state and federal law have been satisfied.

6. Neither the vesting schedule nor any other provision in this Agreement shall impose upon the Corporation any obligation to retain Optionee in its employ or under contract for any period, or otherwise change the employment-at-will status of Optionee. The Corporation and its Subsidiaries reserve the right to terminate any person’s Service at any time and for any reason, with or without notice.

7. This option grant shall lapse on the earliest of the following events:

(a) The tenth anniversary of the Date of Grant;

(b) The first anniversary of Optionee’s death;

(c) The first anniversary of the date Optionee ceases to render Services due to Total and Permanent Disability;

(d) On the date provided in Sections 10, 11 and 12 of this Agreement; or

(e) The date Optionee files or has filed against him a petition in bankruptcy.

8. The “Exercise Consideration” (the Exercise Price times the number of Shares for which the Stock Option is being exercised) shall be payable in full in cash upon each exercise of the Stock Option except that Optionee may also pay the Exercise Consideration by surrendering shares of the Corporation’s registered common stock in good form for transfer, owned by Optionee and having a Fair Market Value on the date of exercise equal to the Exercise Consideration. However, Optionee shall not surrender shares in payment of the Exercise Price if such action would cause the Corporation to recognize additional compensation expense with respect to the Stock Option for financial reporting purposes as compared to if Optionee had paid cash to exercise the Option. Optionee may pay in any combination of cash and such shares as long as the sum of the cash so paid and the Fair Market Value of the shares so surrendered equals the Exercise Consideration.

Payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell the shares resulting from the exercise and to deliver all or part of the sale proceeds to the Corporation in payment of part or all of the aggregate exercise price along with any taxes due pursuant to Section 17.

9. During the lifetime of Optionee, the rights granted by this Agreement shall be exercisable only by Optionee or Optionee’s conservator or legal representative and shall not be assignable or transferable except pursuant to a qualified domestic relations order as defined by the Code. In the event of Optionee’s death, the Stock Option shall not be transferable by Optionee other than by will or the laws of descent and distribution.

10. If Optionee ceases to render Service for any reason other than his death or Total and Permanent Disability, Optionee shall have the right, subject to the provisions of this section, to exercise the Stock Option held by Optionee at any time within ninety (90) days after termination of Optionee’s Service, but not beyond the otherwise applicable term of the Option and only to the extent that on such date of termination of Service Optionee’s right to exercise such Option had vested. For purposes of this section, Service shall not terminate while Optionee is an active employee of the Corporation, or is on military leave, sick leave, or other bona fide leave of absence if the leave was approved by the Company in writing but Optionee’s Service terminates when the approved leave ends, unless the Optionee immediately returns to active Service. to be determined in the sole discretion of the Committee. If Optionee goes on a leave of absence or commences working part-time, then the vesting schedule may be adjusted in accordance with the Corporation’s policies or an agreement between you and the Corporation pertaining to such leave of absence or part-time work.

11. If Optionee dies while in Service, or after ceasing to be in Service but during the period while he could have exercised an Option under Section 10, the Stock Option granted to Optionee may be exercised, to the extent it had vested at the time of death, at any time within twelve (12) months after Optionee’s death, by the executors or administrators of his estate or by any person or persons who acquire the Stock Option by will or the laws of descent and distribution, but not beyond the otherwise applicable term of the Stock Option.

12. If Optionee ceases to render Service due to Total and Permanent Disability, the Stock Option granted to Optionee may be exercised to the extent it had vested at the time of cessation and at any time within twelve (12) months after Optionee’s termination of employment, but not beyond the otherwise applicable term of the Stock Option.

13. Optionee, or a transferee of Optionee, shall have no rights as a shareholder of the Corporation with respect to any Shares for which the Stock Option is exercisable until the date of the issuance of a stock certificate for such Shares. No adjustment shall be made for dividends, ordinary or extraordinary or whether in currency, securities, or other property, distributions, or other rights for which the record date is prior to the date such stock certificate is issued.

14. Except as expressly provided in this section, Optionee shall have no rights by reason of any payment of any stock dividend, stock split or reverse stock split or any other increase or decrease in the number of shares of stock of any class, or by reason of any reorganization, consolidation, dissolution, liquidation, merger, exchange, or spin-off or split-off of assets or stock of another corporation. Any issuance by the Corporation of shares, options or securities convertible into shares or options shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of the Shares for which this Stock Option is exercisable.

(a) Stock Splits. In the event of a stock split, reverse stock split, stock dividend, or other like event, or other reclassification or reorganization, the number of shares, class of stock, and Exercise Price of the Stock Option shall be adjusted so that Optionee would receive upon exercise of the Stock Option the same number of shares of the same class of stock for the same aggregate Exercise Price as though Optionee had exercised the Stock Option immediately prior to such event and held the shares so acquired when the event occurred.

(b) Spin-Offs. In the event of a spin-off, split-off, or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of the number of Shares covered by the Option and the Exercise Price.

(c) Dissolution. To the extent not previously exercised or settled, the Stock Option shall terminate immediately prior to the dissolution or liquidation of the Corporation.

(d) Mergers. In the event that the Corporation is a party to a merger or other reorganization, this Agreement and Stock Option shall be subject to the agreement of merger or reorganization. Such agreement shall provide for:

(i) The continuation of the Option if the Corporation is a surviving corporation;

(ii) The assumption of the Option by the surviving corporation or its parent or subsidiary;

(iii) The substitution by the surviving corporation or its parent or subsidiary of its own option for the Option;

(iv) Full exercisability or vesting and accelerated expiration of the Option; or

(v) Settlement of the full value of the outstanding Option in cash or cash equivalents followed by cancellation of the Option.

15. The grant of this Stock Option shall not affect or restrict in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or to dissolve, liquidate, sell, or transfer all or any part of its business or assets.

16. The Committee may grant Optionee the right to exercise the Stock Option prior to the complete vesting of such Stock Option. Without limiting the generality of the foregoing, the Committee may provide that if the Stock Option is exercised prior to having completely vested, the Shares issued upon such exercise shall remain subject to vesting at the same rate as under the Stock Option so exercised and shall be subject to a right, but not an obligation, of repurchase by the Corporation with respect to all unvested Shares if Optionee ceases to be an Employee for any reason. For the purposes of facilitating the enforcement of any such right of repurchase, at the request of the Committee, Optionee shall enter into joint escrow instructions with the Corporation and deliver every certificate for his unvested Shares with a stock power executed in blank by Optionee and by Optionee’s spouse, if required for transfer.

17. In the event the Corporation or an Affiliate determines that it is required to withhold or otherwise pay on Optionee’s behalf foreign, Federal, state, or local taxes in connection with the exercise of an Option or the disposition of Shares issued pursuant to the exercise of an Option, Optionee or any person succeeding to the rights of Optionee, as a condition to such exercise or disposition, may be required to make arrangements satisfactory to the Corporation or the Affiliate to enable it to satisfy such withholding requirements or to make such payments on Optionee’s behalf. Optionee understands that under U.S. tax law in effect as of the Date of Grant, the spread between the Fair Market Value on the date of exercise and the Exercise Price would be ordinary income to Optionee and the Corporation would be required to withhold (if Optionee was then an Employee) or pay on Optionee’s behalf (if Optionee was no longer an Employee) tax on such spread at rates provided by Federal and state tax laws.

18. In granting options hereunder, neither the Corporation nor any Affiliate makes any representations or undertakings with respect to the initial qualification or treatment of Options under foreign, Federal or state tax or securities laws. The Corporation and each Affiliate expressly disavows the creation of any rights in Optionee, or beneficiaries of any obligations on the part of the Corporation, any Affiliate or the Committee, except as expressly provided herein.

19. This Agreement is governed by California law. It constitutes the entire agreement and understanding of the Corporation and Optionee concerning its subject matter, superseding all prior agreements and understandings concerning its subject matter, whether oral or written, including, without limitation, any offer letter between the Corporation and Optionee. This Agreement may only be amended by a writing executed by the CEO of the Corporation and by Optionee.

20. Optionee represents either that (a) Optionee is an accredited investor by virtue of being the Vice President, Business Development, of the Corporation or (b) Optionee has a relationship with Gerome Tseng, the Vice President, Business Development of the Corporation, consisting of personal or business contacts of a nature and duration such that Optionee is aware of his character, business acumen and general business and financial circumstances. Optionee further represents that Optionee is obtaining this Option for Optionee’s own account, for investment, and not with a view to or for sale in connection with any distribution of the Option. Optionee represents that Optionee has had the opportunity to ask questions of and receive answers from the Corporation concerning the terms of the Stock Option and the Corporation and thereby has obtained all the information desired in order to decide whether to enter into this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, in the case of the Corporation by its duly authorized officer, effective as of the date first written above.

CALIFORNIA MICRO DEVICES CORPORATION

By
Robert V. Dickinson, President and CEO

OPTIONEE

Signature

Address: